Towngas
The Hong Kong and China Gas Company Limited

09046971

10 June 2009

Our ref: CS/GL/L/09-04

SEC
Mail Processing
Section

JUN 22 2009

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTERED MAIL

122

Dear Sirs

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

- A copy of a Notice of Listing on The Stock Exchange of Hong Kong Limited in relation to US$1,000,000,000 Medium Term Note Programme of HKCG (Finance) Limited which is unconditionally and irrevocably guaranteed by The Hong Kong and China Gas Company Limited.

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

9/17

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

HKCG (FINANCE) LIMITED (the "Issuer")
(Incorporated in Hong Kong under the Companies Ordinance)

US$1,000,000,000 MEDIUM TERM NOTE PROGRAMME (the "Programme")

unconditionally and irrevocably guaranteed by

THE HONG KONG AND CHINA GAS COMPANY LIMITED (the "Guarantor")
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

Arrangers

The Hongkong and Shanghai Banking Corporation Limited
Morgan Stanley & Co. International plc
The Royal Bank of Scotland plc

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of the Programme, and for the listing of, and permission to deal in, the notes to be issued under the Programme within 12 months after 21 May 2009, as described in the Offering Circular to be dated 21 May 2009. The listing of the Programme is expected to become effective on 25 May 2009.

20 May 2009

As at the date of this announcement, the Board of the Guarantor comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

As at the date of this announcement, the Board of the Issuer comprises Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi, Mr. John Ho Hon Ming, Mr. Lo Wing Keung (alternate director to Mr. Alfred Chan Wing Kin) and Mr. Chan Wai Keung (alternate director to Mr. John Ho Hon Ming)

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and on the website of the Guarantor at www.towngas.com

Towngas
The Hong Kong and China Gas Company Limited